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                                                                  Exhibit 4.60

                                                                  EXECUTION COPY

                        NON-COMPETITION, NON-SOLICITATION
                          AND CONFIDENTIALITY AGREEMENT

         THIS AGREEMENT is made as of February 14, 2003

BETWEEN:

                  CANWEST GLOBAL COMMUNICATIONS CORP., a
                  corporation governed by the laws of Canada, and GLOBAL COMMUNICATIONS LIMITED, a corporation governed by the laws of Manitoba (collectively, the "COVENANTORS" and individually, a "COVENANTOR")

                                     - and -

                  OSPREY MEDIA HOLDINGS INC., a corporation governed by the laws of Ontario ("OSPREY")

         WHEREAS pursuant to an agreement (the "PURCHASE AGREEMENT") dated as of January 24, 2003 between Global Communications Limited, CanWest Global Communications Corp. and Osprey, Osprey agreed to purchase and the Vendor agreed to sell the Purchased Shares.

         AND WHEREAS the obligations of Osprey under the Purchase Agreement are subject to the condition that each Covenantor execute and deliver this Non-competition, Non-solicitation and Confidentiality Agreement.

         AND WHEREAS each Covenantor acknowledges that this Agreement is necessary so that Osprey receives the full benefit of the goodwill of the Companies and to permit the Companies to preserve that goodwill and, accordingly, the Covenantors are willing to enter into this Agreement to ensure that the goodwill of the Companies is not impaired by action of the Covenantors.

         AND WHEREAS each Covenantor acknowledges that this Agreement is an integral part of the transaction contemplated by the Purchase Agreement under which the Covenantors are receiving, directly or indirectly, significant benefit and that Osprey is relying on the agreements and acknowledgements given in this Agreement by the Covenantors.

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the foregoing and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the Covenantors agree with Osprey as follows:

1.       DEFINITIONS

Terms used but not defined in this Agreement have the meanings given to them in the Purchase Agreement. In addition, in this Agreement,

         "COMPETING BUSINESS" means (a) the Prohibited Publications and (b) any Publication commenced after the Closing Date which is distributed within a Restricted Area;
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         "INITIAL PUBLICATION" means a Publication published by any of the
         Companies on the Closing Date;

         "PROHIBITED PUBLICATIONS" means the Publications listed in Schedule A;

         "PUBLICATION" means (a) daily, weekly or specialty newspapers, and (b) in circumstances where the content is targeted primarily to recipients located or resident in a specific geographic area, (i) specialty publications published on a recurring basis and (ii) the dissemination of content similar to (a) and (b)(i), through electronic media;

         "REPRESENTATIVES" has the meaning given to that term in section 5; and

         "RESTRICTED AREA" means the geographic area covered by the first three characters of all of the postal codes in which the circulation of an Initial Publication exceeds 10% of the aggregate circulation of such Initial Publication as of the Closing Date provided, however, that if Osprey sells (subject to section 9) or otherwise discontinues the operations of an Initial Publication (for a period of twelve months without substitution of a subsequent publication in the geographic area in question), then the Restricted Area will no longer consist of those postal codes in which such Initial Publication was distributed as of the Closing Date, unless another Initial Publication was distributed in those same postal codes on the Closing Date.

2.       NON-COMPETITION

         (a) Each Covenantor covenants and agrees with Osprey that neither it nor its Affiliates, directly or indirectly, at any time during the five (5) year period from the date of this Agreement, either alone or in conjunction with any Person, whether as principal, agent, shareholder, consultant, manager, owner, partner, limited partner, joint venturer, trustee, or in any other capacity whatsoever, shall invest in, undertake, carry on, be engaged in, have a financial interest in, lend money to, guarantee the debts or obligations of a Competing Business or any Person the revenues of which are derived as to more than 25% from a Competing Business or Competing Businesses.

         (b) In addition, each Covenantor covenants and agrees with Osprey that, upon the written request of Osprey, it will, or will cause its Affiliates to, remove from the website www.canada.com (and any other website containing similar content owned by it or its Affiliates) all webpages containing the Initial Publications and all hypertext links thereto.

3.       EXCEPTIONS

Nothing in this Agreement will restrict or prevent the Covenantors or any of their Affiliates:

         (a) from purchasing and holding purely as a passive investment less than 7.5% of the outstanding publicly traded voting and/or equity securities of a Person engaged in a Competing Business;
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         (b)      from continuing to own and operate in the normal course the balance of their newspaper businesses and interests remaining after the completion of the sale of the Companies to Osprey;

         (c) from the incidental distribution of a Publication which is intended for principal distribution outside the Restricted Areas;

         (d) from distributing the National Post, the National Post Business Magazine, any successor to either of those publications or any other publication which is intended for distribution nationally;

         (e) from completing a transaction involving a Competing Business, provided that the transaction includes the direct or indirect acquisition (by any means including, without limitation, amalgamation, merger, purchase) of an interest in the Toronto Star Newspaper (the "Star") or relationship with a person, directly or indirectly, owning the Star and provided that any resulting direct or indirect ownership interest of CanWest or its Affiliates in the Competing Business is substantially the same as the direct or indirect ownership interest in the Star and any relationship with the Competing Business is on substantially the same terms as the relationship with the Star;

         (f) from entering into any agreement or completing any transaction with any Person which owns a Competing Business, provided that the agreement or transaction does not result in a direct or indirect acquisition of, or investment in, or financial interest in a Competing Business; or

         (g) from disseminating any content through electronic media, provided that the dissemination of such content is derived from and consistent with the publication of the content in the applicable newspaper or specialty publication associated with the site of the electronic media or is derived from and consistent with the publication of the content of a radio or television broadcast of a broadcasting station owned by CanWest or an Affiliate where the broadcast originates in the local area.

4.       NON-SOLICITATION

         (a) Each Covenantor covenants and agrees with Osprey that, except for or on behalf of the Companies or with the written consent of Osprey, the Covenantor and its Affiliates will not directly or indirectly, at any time within a period of five years from the date of this Agreement:

                  (i) induce or attempt to induce or attempt to employ any of the Employees employed as of the Closing Date to leave his or her employment; or

                  (ii) employ any senior executive or management employees, publishers, journalists or senior editorial personnel of the Companies employed as of the Closing Date, unless the Employee has (A) resigned his or her employment at least three months prior to the employment of the individual by the Covenantor or its Affiliates or (B) been dismissed by Osprey.
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                                      - 4 -

         (b) Subsection 4(a)(i) will not apply in respect of any Employees who apply to the Covenantor or its Affiliates for a position
                  (i) on an unsolicited basis or (ii) in response to a general advertisement.

5.       CONFIDENTIALITY

Each Covenantor acknowledges that the Covenantor has had access to confidential and proprietary information and trade secrets of the Companies, the disclosure of any of which confidential and proprietary information and trade secrets to competitors of the Companies or to the general public would be detrimental to the best interests of the Companies and Osprey and the Covenantor acknowledges and agrees with Osprey that the right to maintain the confidentiality of the confidential and proprietary information and trade secrets, and the right to preserve the goodwill of the Companies, constitute proprietary rights which Osprey is entitled to protect. Accordingly, each Covenantor covenants and agrees with Osprey that neither the Covenantor nor its affiliates nor any directors, officers, employees, agents, partners, consultants or representatives (collectively, "REPRESENTATIVES") of the Covenantor or its affiliates will at any time hereafter disclose any of the confidential and proprietary information, except to the Covenantor's or its Affiliates or their Representatives to the extent required to discharge the Covenantor's or its Affiliates obligations under the Purchase Agreement and the agreements contemplated by the Purchase Agreement, provided that no liability will attach to any disclosure by any of those Persons of information which:

         (a) was already in the public domain or comes into the public domain or becomes available to the Covenantor or its affiliates or their Representatives from a third party, without any breach of this Agreement or any other obligation of confidentiality to Osprey;

         (b) is required to be disclosed pursuant to applicable laws or pursuant to policies or regulations of any regulatory authority or public body having jurisdiction over a party; or

         (c) is required to be disclosed in any arbitration or legal proceeding.

provided, in the case of subsection 5(c), Osprey is given notice of that requirement by the Covenantor in question and is given a reasonable opportunity to contest the disclosure requirement with appropriate proceedings.

6.       RESTRICTIONS REASONABLE

Each Covenantor acknowledges that the time, scope, geographic area and other provisions of this Agreement are reasonable in the circumstances of the transactions contemplated by the Purchase Agreement and are given as an integral and essential part of the transactions contemplated by the Purchase Agreement and are necessary in order to protect and maintain the business and assets and goodwill acquired by Osprey in connection with the transactions contemplated by the Purchase Agreement.

7.       ADDITIONAL REMEDIES

Each Covenantor acknowledges and understands that breach or threatened breach by the Covenantor or its affiliates, or non-performance by the Covenantor or its affiliates of any of the
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covenants or promises contained in this Agreement may cause irreparable damage to Osprey or the Companies but not result in any readily quantifiable damages or that the remedy at law may be inadequate. Accordingly, the Covenantor agrees and accepts that Osprey may, in addition to any other claim for relief, enforce the performance of any covenant of this Agreement by injunction or other equitable relief upon application to a court of competent jurisdiction without requirement to prove the inadequacy of available remedies, and agrees not to plead sufficiency of damages as a defence in any proceeding for injunctive or other equitable relief brought by Osprey to enforce the provisions of this Agreement. The Covenantor agrees that since all of the restrictions in this Agreement are reasonable, all defences to the strict enforcement by Osprey are hereby waived. Furthermore, the existence of any claim or cause of action which the Covenantor may have against Osprey will not constitute a defence or bar to the enforcement of any of the provisions of this Agreement and will be pursued by separate action by the Covenantor.

8.       GOVERNING LAW AND ATTORNMENT

This Agreement will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario and will be treated in all respects as an Ontario contract and in the proceeding the parties will attorn to the laws of Ontario and the non-exclusive jurisdiction of the Ontario courts and agree not to dispute the competence or jurisdiction of the court.

9.       ASSIGNMENT

         (a) Neither this Agreement nor any rights or obligations under this Agreement may be assigned by any of the parties to this Agreement except:

                  (i)      with the written consent of the other parties; and

                  (ii) subject to subsection (b), Osprey may assign the benefits of this Agreement to a purchaser of an Initial Publication (or of a Company publishing an Initial Publication) as it applies to the Restricted Area applying to that Publication and the solicitation and employment of the employees of that Initial Publication (or the Company publishing such Initial Publication).

         (b) Osprey shall not assign this Agreement or any of the rights or obligations or benefit of this agreement to a purchaser which is a competitor of CanWest in the newspaper business anywhere in Canada.

10.      SUCCESSORS AND ASSIGNS

The provisions of this Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, successors and permitted assigns.

11.      RAVELSTON NON-COMPETITION AGREEMENT

CanWest hereby sells, transfers and assigns all of the benefit of the non-competition, non-solicitation and confidentiality agreements dated November 15, 2000 entered into by CanWest and 3815668 Canada Inc. with Hollinger Inc. and certain associates and Affiliates of Hollinger
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                                      - 6 -

Inc. relating to any Publications of the Companies to Osprey if and only to the extent each may be assigned and without any representation or warranty by the Covenantors as to the assignability or enforceability of such agreements.

12.      CONTROLLED CORPORATIONS

Each Covenantor hereby agrees to cause all corporations controlled by it (or jointly by the Covenantors) to comply with the provisions of this Agreement as if each such corporation was a Covenantor hereunder. For such purposes "controlled" means the possession, directly or indirectly, of the power to cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

13.      NON-WAIVER

The failure of any party to this Agreement to require the performance of any term or condition of this Agreement or the waiver by any party of any breach of this Agreement, will not prevent a subsequent enforcement of the term or any other term and will not be deemed to be a waiver of any subsequent breach.

14.      COUNTERPARTS

This Agreement may be signed in counterparts and each counterpart will constitute an original document and counterparts, taken together, will constitute one and the same instrument. Delivery of counterparts may be made by facsimile or other means of electronic communication.

                             SIGNATURE PAGE FOLLOWS
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         IN WITNESS WHEREOF this Non-Competition, Non-Solicitation and
Confidentiality Agreement has been executed by the parties as of the date first above written.

                                               CANWEST GLOBAL
                                               COMMUNICATIONS CORP.

                                           By: /s/ RICHARD LEIPSIC
                                               _________________________________
                                               Name: Richard Leipsic
                                               Title: Vice President and General
                                                      Counsel

                                               GLOBAL COMMUNICATIONS LIMITED

                                           By: /s/ RICHARD LEIPSIC
                                               _________________________________
                                               Name: Richard Leipsic
                                               Title: Director

                                               OSPREY MEDIA HOLDINGS INC.

                                           By: /S/ MICHAEL G. SIFTON
                                               _________________________________
                                               Name: Michael G. Sifton
                                               Title: President and Chief
                                               Executive Officer
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                                   SCHEDULE A

                             PROHIBITED PUBLICATIONS

Hamilton Spectator
Guelph Mercury
Cambridge Reporter
Flamborough Post
Guelph Pennysaver
Brantford Pennysaver